

Mail Stop 7010

April 27, 2007

Mr. Peter Tiedemann
Chief Financial Officer
Olympus Pacific Minerals Inc.
Suite 500
10 King Street
East Toronto, Ontario, Canada   M5C 1C3

Re: Olympus Pacific Minerals Inc.
Amendment No. 1 to Registration Statement on Form 20-F
Filed March 27, 2007
File No. 0-52324

Dear Mr. Tiedemann:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter. All of
our page references are to the marked copy of the Form 20-F that you provided to us.

General

1.   Please update your financial statements in accordance with Item 8.A.4 of Form
        20-F. Please also update the disclosure throughout your Form 20-F to include
        your 2006 results as appropriate.

2.   Please update the disclosure, as necessary, throughout your 20-F. We note, for
        example, the need to update information on table no. 2 on page 7, the status of the

Phuoc Son Gold Property in-house feasibility study referred to on page 41, table nos. 8 and 9 on page 52 and table 10 on page 56.

Risk Factors, page 9

General

3.   We note your response to our prior comment no. 7. However, some of your risk factors still contain boilerplate disclosure that is not specific to your company. For example, in your risk factor entitled "Not all of our mineral properties contain a known commercially mineable mineral deposit," you mention proximity to infrastructure, but do not state whether in fact any of your properties will have this risk.   Similarly, in the risk factor entitled "We will not be able to insure against all possible risks," you refer to labor disputes but do not specify whether you have any unionized labor. You also mention floods and earthquakes, but do not specify whether any of your properties are in flood or earthquake zones.

4.   We note your response to our prior comment no. 8. In the introductory paragraph in this section, please delete the clause "similar to those faced by other exploration and development companies in Southeast Asia…," and in the risk factor entitled "Our Stock Price could be Volatile," please delete the clause in the first sentence "like that of the common shares of many other natural resource companies…."

5.   Please combine risk factors that repeat similar risks. For example, it appears that the risk factors entitled "If we do not comply with all applicable regulations we may be forced to halt our business activities," and "Non-compliance with environmental regulation may hurt our ability to perform our business activities" could be combined.

"If we are unable to obtain and keep in good standing certain licenses, we will be unable to explore, develop or mine any of our property interests…," page 11

6.   Please revise the language in this risk factor to tailor it to your specific situation and avoid boilerplate disclosure. We note that your exploration licenses for both of your properties in Vietnam have expired. Please state specifically what impact this has on your operations.

"Shareholders could experience dilution of the value of their investment if we issue additional shares…," page 13

7.   Please make this disclosure specific to your company. Please state the actual number of securities that are issuable under outstanding options and warrants and under agreements that you have signed, including your financing agreements and the joint venture agreement on the Capcapco property, as compared to the number

that are currently outstanding. Please also combine this risk factor with the risk factor entitled "Future sales of common shares by existing shareholders could decrease the trading price of our common stock."

"We used a pre-feasibility study and did not complete a feasibility study before making our decision to place the Ho Gan mine into production..," page 14

8.   Please update this risk factor to discuss the impairment charge of $4.28 million you took on these assets in the fourth quarter of 2006.

Information on the Company

History and Development of the Company, page 16

9.   We note your response to our prior comment 10. In light of the 6K filed Feb. 27, 2007 regarding your drilling program and the final phase of your due diligence, please update this disclosure. Please also state how you will fund the $200,000 in cash if you sign a formal agreement.

Phuoc Son Gold Property

Property Description and Location, page 23

10.   We note your response to our prior comment 13. You state that Minco has not yet contributed to the legal capital and that neither you nor NVMC are required to contribute Minco's share of the legal capital.   However, this statement implies that you anticipate that Minco will contribute its legal capital. However, section 4.3 of the joint venture agreement states that Minco's legal capital contribution "will be provided by Minco by deferring its rights to receive all distributions of profits …until its contribution to Legal Capital has been recovered in full."   This section seems to imply that Minco will not actually provide any capital.   Please advise and clarify your disclosure if necessary.

Operating and Financial Review and Prospects

Results of Operations, page 42

11.   Please discuss, for at least the current financial year, any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on your sales, income, profitability, liquidity or capital resources. As one example, we note that your loan with at Macquarie Bank matures on July 31, 2007, unless extended by the bank for another year. Please discuss the effect on your operations if the bank does not extend the loan.

Liquidity and Capital Resources, page 44

12.   We note your response to our prior comment 20. Please state that the loan is
        secured and describe the security, and identify the guarantors of the loan.

13.   We note your response to our prior comment 21. Please supplementally tell us if
        Vietnam limits in any way the transfer of profits from your subsidiaries to you. If
        there is any limitation, please describe it in the registration statement.

Directors Senior Management and Employees, page 46

14.   We note your response to our prior comment 22. Please state in this section that
        Zedex has the right to nominate two directors, and identify the directors that were
        nominated by Zedex.

Termination Agreements for Directors and Senior Officers, page 49

15.   In your descriptions of the agreements regarding the services of each of Messers.
        Seton, Patterson and Barclay, please describe the payments that will be made
        upon a change of control, as specified in section 5(h) of each of the agreements.

16.   We note that the agreements for the services of Messers. Seton and Patterson have
        two year terms that expire in July 2007. Please add this disclosure and describe
        how you plan to address the impending expirations.

17.   You state that Mr. Patterson is entitled to an annual bonus of up to a maximum of
        50% of his annual fee. However section 3(b) of Mr. Patterson's agreement states
        that he is entitled to a half-yearly bonus of up to 50% of his annual fee. Please
        advise.

18.   The contract that you have filed in regard to the services provided by Mr. Dahn
        has by its terms expired and its terms do not match the description in the Form 20-
        F. For example, you state that Mr. Dahn receives a $150,000 annual fee, but the
        contract you have filed specifies a $132,000 annual fee. Please advise.

19.   Please describe the consulting contract that you have for the services provided by
        Mr. Tiedemann, as noted on the third risk factor on page 13, and file it as an
        exhibit.

Stock Option Plan, page 50

20.   Please add a description of how the options may be priced under the plan (section
        7) and the acceleration of vesting upon a change in control (section 8.3).

Major Shareholders and Related Party Transactions

Related Party Transactions, page 54

21.   Please explain why you pay royalties to Zedex minerals, and the method for calculation of the royalty payment as stated in section (d). Please file as an exhibit the contract that relates to this payment.

22.   In regard to your discussion of the contract with Dragon Capital Management, please break down the amount of the $320,380 arrangement fee paid to Dragon for the debt financing and for the equity financing. You indicate that the equity financing was for up to 12.7 million shares. However, you later state that you agreed to pay Dragon a fee on the equity financing of up to $350,000 if 17 million shares were sold. Please advise and clarify whether this fee is in addition to the fee noted in the first sentence.

23.   Please describe the terms of the recently closed equity financing in which Zedex Minerals and affiliates of Dragon purchased shares, and state the net proceeds to the company. Please file as exhibits all documents related to the financing.

Additional Information

Share Capital, page 59

24.   We note your response to our prior comment 34 and reissue it in part. Please identify the persons who hold options, the exercise price for each of the options and the expiration date of the options, as required by item 10.A.5.

Memorandum and Articles of Association

Articles and By-laws

Annual and Special Meetings, page 61

25.   You state that there are no provisions in your articles or by-laws that would have the effect of delaying, deferring or preventing a change in control. However, paragraph no. 2 of Schedule E to your articles limits how many directors may be appointed between annual meetings, which can have the effect of delaying a change of control. Please advise.

Financial Statements – December 31, 2005

Note 14 – Differences from United States Generally Accepted Accounting Principles, page F-14

26.   We note your response to prior comment 37, in which you provided details of your capitalized property costs. You indicated that under U.S. GAAP, you do not have proven and probable reserves as defined by Industry Guide 7. However, based on your cash flow analysis using value beyond proven and probable reserves (VBPP), you have concluded that there was no impairment of costs associated with the Bong Mieu Central (Hogan) mine as of December 31, 2004 and 2005, and as of September 30, 2006, although you advised that there is likely a material impairment in the fourth quarter 2006 for this property, which will be recorded in fourth quarter 2006, as disclosed in your subsequent event note to the September 30, 2006 financial statements.

Based on your response, it appears that you have not conducted impairment testing for U.S. GAAP purposes on the Ho Ray, Nui Kem, Tra Cot, Phuoc Son, and possibly other properties. We believe the conditions outlined in paragraph 8(e) of SFAS 144 would be pertinent in your situation and would necessitate an impairment review of all of your properties on an ongoing basis, each period as long as you report a current-period operating or cash flow loss and have a history of operating or cash flow losses. Although you state that a history of operating losses would not be an indicator of it being more likely-than-not that the carrying amounts would not be recoverable, the probability aspect of your statement extends beyond the criteria outlined in subparagraph (e). The presence of these conditions alone does not constitute the impairment test that is required. You may find the guidance in EITF 04-3 helpful in attributing value to properties having no proven and probable reserves in your impairment testing. Please complete your impairment testing for U.S GAAP purposes using only information that was available at each balance sheet date, and adjust your accounting to the extent you are not able to support recoverability of the costs capitalized for each property.

Please expand your disclosure to explain how you are able to support recoverability for any remaining costs capitalized through September 30, 2006 under U.S. GAAP, as requested in prior comment 37. Additionally, please identify the specific events or changes in circumstances giving rise to your impairment conclusion on the Bong Mieu (Hogan) property in the fourth quarter of 2006; as well as the circumstances surrounding any additional impairment charges that you may need to recognize for U.S GAAP purposes after completing your impairment testing under SFAS 144. Please make similar changes to the related disclosures in your interim financial statements.

Financial Information, page 51

8B. Significant Changes, page 51

27.   We note you disclose that since different criteria are applied under Canadian
        GAAP as compared to U.S. GAAP for determining the mine production start date,
        there is an additional accounting difference applicable to your interim results
        through September 2006 that was not present in earlier periods. You state that the
        Bong Mieu open pit mine went into production on July 1, 2006 under U.S. GAAP
        and on October 1, 2006 under Canadian GAAP. Please expand your disclosure to
        discuss the nature of the criteria giving rise to the timing differences between
        Canadian and U.S. GAAP.

Engineering Comments

Property Description and Location, page 30

28.   The last paragraph on this page includes a statement that the current exploration
        permit for the both properties has expired, the exploration licenses are in the
        process of being renewed, and the exploration activities are presently being
        performed under the investment license. In the event you can perform exploration
        activities using an investment license, please tell us why an exploration license is
        required. Please augment this statement in regard to your experiences applying
        for exploration licenses, subsequent renewals, and your expectations for a
        success.

29.   In addition please provide a table listing:

        • All your current licenses, license applications, extensions and renewals

        • Dates and duration of your current licenses

        • Dates and duration of the extensions or renewals

        • Dates concessions may be terminated or dates they need to be
          extended/renewed

        • Any previous history of extensions or renewals of licenses in Vietnam

Please include a statement indicating your reserves may or may not be completely mined
and processed under your current license duration, without extensions or renewals, if
applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have any questions in regard to the engineering comments. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: P. Campagnoni (by facsimile)
L. Dang
K. Hiller
D. Levy
K. Schuler